SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 14)


                           M & F Worldwide Corp.
                       ------------------------------
                              (Name of issuer)


                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)


                                 552541104
                  ----------------------------------------
                               (CUSIP number)

                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
           -----------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             November 16, 2001
                            -------------------
                       (Date of event which requires
                         filing of this statement)

         If the filing person has previously filed a state ment on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.



CUSIP No. 552541104            13D                   Page   2   of  8  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY            --------------------------------------------------
          EACH              8    SHARED VOTING POWER
       REPORTING
         PERSON                  8,473,800
          WITH              --------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                            --------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 8,473,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,473,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104                   13D             Page   3   of  8  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |_|
                                                             (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            --------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH              --------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  6,648,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES    |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104               13D               Page   4   of  8  Pages


------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                   (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                    |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            --------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH              --------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  6,648,800
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   |_|
         CERTAIN SHARES
------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



CUSIP No. 552541104          13D               Page   5   of  8  Pages

------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation
------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
------------------------------------------------------------------------------
3        SEC USE ONLY
------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC
------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       |_|
------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            --------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   1,500,000
          WITH              --------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            --------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  1,500,000
------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  |_|
         CERTAIN SHARES

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 23, 2001 and Amendment No. 13 thereto dated October 17, 2001 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation ("Mafco Consolidated"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation ("Mafco Consolidated Holdings"), and PX Holding Corporation, a Delaware corporation("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         (a)-(b) As of November 16, 2001, based upon information provided by the Company, there were 19,621,271 outstanding shares of Common Stock (net of shares held in the Company's treasury). Mafco Consolidated beneficially owns 6,648,800 shares of Common Stock, representing approximately 33.9% of the Common Stock outstanding. Mafco Consolidated Holdings may be deemed to share beneficial ownership of such 6,648,800 shares of Common Stock, by virtue of its ownership of 100% of the common stock of Mafco Consolidated. PX Holding beneficially owns 1,500,000 shares of Common Stock, representing approximately 7.6% of the Common Stock outstanding. Mafco Holdings may be deemed to share beneficial ownership of the 6,648,800 shares of Common Stock beneficially owned by Mafco Consolidated, the 1,500,000 shares of Common Stock beneficially owned by PX Holding and the 325,000 shares of Common Stock deemed beneficially owned by Ronald O. Perelman ("Mr. Perelman") as a result of his holding an option to acquire such shares exercisable within 60 days of the date hereof, as described in Item 6 below (an aggregate of 8,473,800 shares of Common Stock, representing approximately 42.5% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission ("SEC")), by virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings, its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of its common stock.

         PX Holding beneficially owns 6,182,153 shares of preferred stock of the Company, having a liquidation preference of $6.50 per share and one vote per share. As a result, PX Holding beneficially owns 7,682,153 shares of voting stock, representing approximately 29.8% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings, its ownership of 100% of the common stock of PX Holding and Mr. Perelman's 100% ownership of its common stock, Mafco Holdings may be deemed to share beneficial ownership of 14,655,953 shares of voting stock, representing approximately 56.1% of the total voting stock of the Company outstanding or deemed outstanding under the rules of the SEC.

         (c) There were no transactions by the Reporting Persons during the past 60 days.

         (d) Not Applicable

         (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended by adding the following:

         Options to acquire 325,000 shares of Common Stock previously granted by the Company to Mr. Perelman become exercisable on January 15, 2002. Under the rules of the SEC, securities are deemed to be beneficially owned if a person has the right to acquire such securities within 60 days.



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: November 16, 2001


                                     MAFCO HOLDINGS INC.
                                     MAFCO CONSOLIDATED HOLDINGS INC.
                                     MAFCO CONSOLIDATED GROUP INC.
                                     PX HOLDING CORPORATION


                                     By: /s/ Barry F. Schwartz
                                        -----------------------------------
                                        Barry F. Schwartz
                                        Executive Vice President
                                          and General Counsel